File No. 024-10957

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

NOWIGENCE, INC.

(Exact Name of Registrant as Specified in Its Charter)

7370

(Primary Standard Industrial

Classification Code Number)

New York	45-2891478
(State or Other Jurisdiction of Incorporation or Organization	(I.R.S. Employer Identification Number)

101 S Tryon Street, 27th Floor, Charlotte, NC 28280

704-275-8546

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

In this report, the term “we,” “us,” “our” or “the Company” refers to Nowigence, Inc.

This report may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

Item 1. Business

Overview

Nowigence, Inc., a New York corporation (the “Company,”, “Nowigence,” we,” “us,” “our” and similar expressions) is offering up to 2,000,000 class A common shares (the “Shares”) of common stock, par value $0.00001 per share (the “Common Stock”), in this offering (the “Offering”) through a Tier 2 Offering pursuant to Regulation A (“Regulation A+”) under the Securities Act of 1933, as amended (the “Securities Act”). The Shares are being offered at a purchase price of $5.00 per Share (the “Offering Price”) on a “best efforts” basis by the officers and directors of the Company.

Our executive offices are located at 101 S Tryon Street, 27th Floor, Charlotte, NC 28280. Our website is www.nowigence.com, and our telephone number is 704-275-8546 the contents of which are not incorporated in this Offering Circular.

Nowigence, Inc. is an early growth and establishment stage company incorporated in the state of New York in August 2011. Our principal executive offices are located at 101 S Tryon Street, 27th Floor, Charlotte, NC 28280. Our telephone number is 704-275-8546.  Our website is www.nowigence.com, the contents of which are incorporated by reference into this Offering Circular.

Nowigence Inc. on December 28th, 2018 acquired its associated company in India called Nowigence India Private Limited located at Noida, U.P.  and made it into its wholly owned subsidiary. The Incorporator vide a resolution decided to acquire the Indian company to make it a wholly owned subsidiary of Nowigence Inc. The acquisition was complete by January 18th, 2019.

Nowigence, per its Incorporator’s action on December 28th, 2018 decided to acquire Nowigence India Private Limited located at Plot A-14, Eco Towers (7th Floor), Sector 125, Noida 201301, U.P. in India. Nowigence India Private Limited is a revenue-generating company since 2017. The main reason for the acquisition of the Indian company was synergy in operations. We were paying service fees to India to help develop the training dataset for our customers in the US and Europe. Also, the software engineers from India helped to develop the product. To gain better control, efficiency and to improve our service and grow the market in India, we decided to acquire the Indian company and make it a subsidiary. Nowigence India also have customers located in India to which they sell our platform on subscription basis. The acquisition was completed on January 18th 2019.

Nowigence, with advanced expertise in AI, is committed to increasing the speed to which users, teams, and businesses make data-driven decisions. Our AI Engine, PluarisTM, comprehends data in real-time to deliver decisional boundaries and traceable intelligence derived from a rich spectrum of data types and sources, both inside and outside the business. This capability to deliver intelligence on demand, mimicking human comprehension, from a complex set of disparate sources applies to a wide variety of sectors, roles and processes.

On March 5, 2020, it announced a strategic partnership with Orion Business Innovation (Orion) with its head office in Edison, NJ. The partnership is in sales, marketing and technology. Together with Orion, we are a team of over 4,100 associates. We serve Fortune enterprises and high-growth companies with over 200 employees, in digital transformation, data unification, and AI-based data comprehension. This gives access to Nowigence to penetrate the Enterprise market.

Mission

Our mission is for our artificial intelligence software platform to rapidly read and comprehend data using machines, whether unstructured or structured  in its right context and provide business professional with the toolkit to anticipate their future through data, seeking ways to predict scenarios, keeping them plan-ready, united and confident to meet their business goals. Any technology-based solution is successful if it increases speed while reducing error. In our case, we use Machine Learning and Natural Language Processing to comprehend huge amounts of data in real-time many thousands of times faster than human abilities with significantly reduced errors and larger objectivity.

Products and Services

Nowigence worked during its product development phase with multi-disciplinary teams in global corporations and conglomerates across sectors and in different continents. Detailed thinking and continuous feedback since its start of product development from 2016 from has helped in shaping the products and services.

Our flagship product is PluarisTM – an AI platform tailored to not only meet the informational needs of each individual user but also assist them in achieving their business goals and objectives. The purpose is to keep all users relevant, up to date, forward-looking and plan-ready to meet the future risks and opportunities.

The product architecture had three different design components: 1) data types and intake, 2) data processing and analytics and 3) user interface and the presentation layer. Nowigence delivers unique and differentiated features in all three areas.

-Data Types and Intake:

oOur AI platform is capable of analyzing unstructured data (say textual)  through identifying grammatical and syntactic structures within each sentence. This is similar to way humans learn their first language from early schooling. Teaching machines is complex, many times more than humans.  International Data Corporation states that only 10% of all data created is in a structured (numeric), analyzable format. This means that 90% of data is unstructured and must either be manually analyzed by expensive human capital, or left out of the decision-making process entirely. This changes once you subscribe to Pluaris. Then, one can blend the analysis of unstructured and structured data to gain new insights. interpreting from massive amounts of data for quicker decisions while reducing errors and increasing the pace of business. It’s rapid and highly automated platform offers easily configurable add-ons to a standard off-the-shelf offering.

-Data processing and analytics:

oThe extracted content from qualitative (textual) data is combined with subscribed and already prevalent quantitative datasets. Examples include company financials, econometrics, market statistics, trade, and industry statistics, demographics and others to provide comprehensive data input streams for advanced and complete analytics. Quantitative data sets provide measurable and historical data but a forward-looking view.  Extracted content from qualitative data contains forward-looking signals but without automation is scattered and difficult to analyze at scale. Many corporations and business professionals seek future insights but without the proper combination and storage of qualitative and quantitative data, results are inaccurate, subjective, sporadic and lack quality and process.

-User Interface and Presentation:

-Pluaris offers many outputs. A few are described below:

▪Content Summarization

The human brain has a limited capacity to store and retrieve information. With Pluaris, we extract intelligence from large amounts of data and summarize it into easily consumable content. Whether you create an alert, customize an intelligence briefing, or search for information on-the-fly, Pluaris turns text to context, leaving you with more time for deeper analysis and faster decision-making.

▪NLP Querying

The next generation on-demand, intelligence discovery and exploration augmented by helicon (complex search technique that combines keyword and semantic search) and machine learning (ML) technologies providing two answers. The first one is mined from external and publicly available sources while the second one is a precise answer from internal data sources. Both structured and unstructured content is mined to ensure that intelligence inclusion is complete and traceable.

▪Institutional Memory (Storage)

Business professionals are required to ingress a lot of content from various data sources. Every job has its own requirements. First, machines help with content retention. Secondly, Pluaris is unique in allowing each user to decide the data that is needed for ones’ daily work needs. The user then controls the flow of intelligence to the team, function or the entire business. Supervised learning including active learning as part of Machine Learning techniques results in valuable insight extraction, auto-filling routine applications, benchmarking, anomaly alerting, instant briefings, answering customer concerns, training new hires and myriads of other uses.

▪Flexible BI

Data needs flexibility in its presentation. Different users require different techniques. Pluaris saves you over 2 hours a day in updating and retrieving the most relevant information. Constant focus and active learning on usage by individuals with data cleansing ensures that your data engine is humming. In-built tools and techniques that allow edits with human interface creates a uniquely designed UI with drill down capabilities from unstructured or structured data. Most BI tools chart out trends using structured data.

▪Rapid ML Training Algorithms

Subscribe to the off-the-shelf platform to get going from Day-1. Business Leaders are adept in linguistic skills trained to get their messages across to their audience in generic high-school level communication techniques. Nowigence has developed its own unique blend of automated and human assisted techniques for rapid machine learning modules even when data paucity exists.

First-Generation products are launched. A more advanced version with near-time advanced comprehension capability was launched towards the end of 2019. It’s now ready for the market. This is evident as the product launch immediately drew the attention of Orion.

Sharing and Input Grows into Value

The effective use of artificial intelligence software today is a parallel development. Many inputs, from many users, create the actual effectiveness and accuracy of the software.  All future users of the software benefit from these inputs because the software algorithms are set up to deliver those results. The other action and the reason the word “parallel” is used is that there is another track. Actual software development of the platform is also happening simultaneously. A good example of artificial intelligence can be found on Facebook. Facebook creates a feed (a stream of live data and information) of relevant “stories” based, almost entirely, on user sharing and feedback, rather than a static data stream provided by Facebook or another “outside source of data.”

Why Machine Learning is Used in Our Software Offering

Machine learning problems occur when a task is defined by a series of cases or examples rather than by predefined rules. Software that utilizes machine learning can perform various tasks by observing patterns from data, instead of being explicitly programmed in advance with hand-written rules. Machine learning has been used in many areas, that include voice and handwriting recognition, and autonomous driving of vehicles. Google and Facebook ask users for “likes” or “dislikes” directly and indirectly as their users utilize their software. This process “teaches” the machine learning software at Google, Amazon, and Facebook to learn more about what users want and then provide more of it - automatically. Nowigence’s platform works the same way. Each interaction our users have with our software makes our software more effective at solving problems related to the future. As our user base grows, so does our software’s effectiveness at solving issues.

Artificial Intelligence and Machine Learning are Now at the Forefront of the Software Industry

Three factors have contributed to making it possible:

1.Cheap parallel computation: The invention of the graphics processing unit (GPU) has made true neural networks—defined as many processes working simultaneously—a reality.

2.Big Data: The availability of so much information allows algorithms to be “taught.”

3.Better Algorithms: Deep learning algorithms allow a neural net* to evaluate data in progressive layers or stacks, which allows millions of calculations in a short period of time. (*A neural net is a type of artificial intelligence that attempts to imitate the way a human brain works. Rather than using a digital model, in which all computations manipulate zeros and ones, a neural network works by creating connections between processing elements, the computer equivalent of neurons.)

Industry Trends in Software Development

Understanding the monitoring industry starts with understanding DevOps (development and operations).  A recent article at dqindia.com titled “Decoding DevOps” explained the following: DevOps - chances are you might have heard this term numerous times. Even market trend watchers consistently post this as the biggest trendsetter that will alter software development methodologies and will have an overall disruptive impact on enterprise IT. DevOps is clearly a disruption that will get entrenched as IT services companies and software developers increasingly use this as the key differentiator to be relevant to business demands and to add value to client-side IT organizations. DevOps is all about agility and continues delivery that gives a high degree of modularity to software development.

Pradeep Shilige, Executive Vice President, Digital Systems and Technology, Cognizant says, “DevOps may not be the panacea for all problems, and it is certainly an important capability in addressing them effectively. By driving automation across the software delivery lifecycle, DevOps alleviates hand-offs and delivers the ability to quickly respond to feedback on demand. Further, by fostering a collaborative culture and necessitating skills enhancement across IT and operations staff, DevOps also helps build a more robust organization.” Experts also say that the software development world is rapidly moving towards the development of next-generation products and services that are mass-personalized and deployed at a massive scale. These systems are also typically always on, continuously adapted to changes and connect the physical and digital worlds. At the same time, these systems need to be delivered with shorter development cycles and higher programmer productivity while maintaining the quality of the Offering. The escalation of DevOps as a software development hygiene practice is all set to alter the way IT is being developed and delivered.

Industry Predictions

Due to recent technological advancements, artificial intelligence and machine learning is a leading growth area in the software industry. Notable research supporting this claim, made herein by Nowigence’s executive team follows.

Below are quotations from reputable industry sources on the future of AI and Machine Learning.  We have copied these quotations directly from the sources’ website as cited below without notice to, or permission of, such sources.  None of the quotations should be considered as an endorsement of our Company and its offerings.

Breyer Capital

Jim Breyer, CEO of Breyer Capital, Board member of 21st Century Fox and Blackstone, and an early investor in FaceBook, Etsy and Marvel Entertainment believes that technology, especially AI built around cloud services offering great customer and enterprise experience will see rapid growth. He believes that in the next decade, 18 out of 20 companies in market value will be technology companies.

https://www.cnbc.com/video/2019/01/23/u-s-five-year-lead-semiconductors-breyer-capital-ceo.html

CA Technologies

Interestingly, the key trends surrounding DevOps this year are not specifically about development or operations, but will instead be on testing, security, and metrics.

“As organizations race to deliver innovations to market, they will find that ensuring the quality, security and performance of their applications are just as important as speed. DevOps plays a pivotal role in making sure these happen as businesses put software at the core of their DNA to survive and thrive in today’s application economy,” said Richard Gerdis, Vice President, DevOps, Asia Pacific & Japan, CA Technologies.

Here are the three hottest DevOps trends as predicted by CA Technologies:

-Continuous testing to become a topic of interest.

■Rapidly promoting new code into production fuels, the need for speed, but this can also be a fast track to digital failure. An accelerated pace of development puts pressure on the testing function, relegating it to a single phase within the software development lifecycle (SDLC). This is insufficient as customer expectations of digital experiences tend to escalate over time, rendering existing code not good enough.

■One way of producing robust and high-quality code is to test it rigorously, and more importantly, to test it throughout the DevOps lifecycle. Testing can no longer be the job of quality assurance (QA)

engineers alone. Developers need to be able to test code and make the test results also available to operations.

-Development, security, and operations will unify to become DevSecOps.

■Security is likely to continue being an important topic this year, given the growing intensity and sophistication of cyber threats. In addition to speed and quality, the good code needs to protect users against cyber-malice, and organizations from negative publicity and reputational damage.

■For the code to be safe, it must be deployed within a solid security architecture. Security validation should be viewed as a special case of testing, as the requirements of security-related code testing are unique and dynamic, as well as involve experts and constituencies not usually included in the DevOps process.

-Increasing focus on DevOps metrics

■Until recently, very few organizations have paid attention to DevOps metrics. After all, it can be tough to get basic DevOps processes, tools, and culture in place. However, it is difficult to improve what cannot be measured, which is why the adoption and standardization of DevOps success metrics are likely to gain ground this year.

■Metrics, both collective and individual, can improve digital practices in many ways. Collective metrics can discover bottlenecks in processes and optimize resource allocation. Individual metrics can pinpoint coaching needs and replicate good performance. With this variety of benefits, it is highly plausible that the industry will concur on a common set of metrics this year.

Source: Ravichandran, Aruna. “3 DevOps Predictions for 2017 - Highlight.” Highlight: The World of Enterprise IT Is Changing, Fast. Keep up., 21 Nov. 2017, www.ca.com/en/blog-highlight/3-devops-predictions-2017.html.

Gartner

Trend No. 1: AI & Advanced Machine Learning

“AI and machine learning (ML), which include technologies such as deep learning, neural networks, and natural language processing, can also encompass more advanced systems that understand, learn, predict, adapt and potentially operate autonomously. Systems can learn and change future behavior, leading to the creation of more intelligent devices and programs.  The combination of extensive parallel processing power, advanced algorithms, and massive data sets to feed the algorithms has unleashed this new era.”

Source: Panetta, Kasey. “Gartner's Top 10 Strategic Technology Trends for 2017.” Smarter With Gartner, 13 Oct. 2017, www.gartner.com/smarterwithgartner/gartners-top-10-technology-trends-2017/.

Accenture

“Despite the skepticism of AI as just another technology buzzword, its momentum is very real. 85% of executives we surveyed report they will invest extensively in AI-related technologies over the next three years.”

“This means thinking of AI as more than just a technological tool and giving it the priority and investment that matches the role it’s about to take over within organizations – the face of the brand.”

Source: “Build the Future.” Accenture Career Opportunities, www.accenture.com/t20171005T065813Z__w__/us-en/_acnmedia/Accenture/next-gen-.

VentureBeat

“Enterprises should take advantage by aligning their cloud and technology stacks with providers who are leaders in AI. The gap between the AI haves and have-nots will continue to widen, so picking the right technology providers is critical. For example, a non-AI powered CRM system might allow your sales team to find prospective customers based on the last time they were contacted, helping sales reps search for potentially fruitful leads. But an AI-powered CRM system, in contrast, could proactively feed leads to sales reps in real time using algorithms designed to maximize the likelihood of a sale, based on breaking information about the customer, their company, and the sales rep herself. Choosing the right CRM vendor, in this case, could have a direct and significant impact on revenue.”

Source: Bennett, Jake. “How a New Wave of Machine Learning Will Impact Today's Enterprise.” VentureBeat, VentureBeat, 15 July 2017, venturebeat.com/2017/07/15/how-a-new-wave-of-machine-learning-will-impact-todays-enterprise/.

APMdigest

“Big data continues to be the fastest-growing segment of the information management software market. New findings released by Ovum estimate that the big data market will grow from $1.7bn in 2016 to $9.4bn by 2020, comprising 10% of the overall market for information management tooling.” “... Machine learning is placing stress on enterprises to make data science a team sport; a big area for growth in 2017 will be solutions that spur collaboration”

Source: “Big Data Trends to Watch in 2017.” APMdigest - Application Performance Management, 6 Jan. 2017, www.apmdigest.com/big-data-trends-to-watch-in-2017.

NASDAQ Globe Newswire

“According to the report, the global predictive analytics market was valued at approximately USD 3.49 billion in 2016 and is expected to reach approximately USD 10.95 billion by 2022, growing at a CAGR of around 21% between 2016 and 2022.”

Source: “Global Predictive Analytics Market Expected to Reach USD 10.95 Billion by 2022: Zion Market Research.” GlobeNewswire News Room, "GlobeNewswire", 12 Jan. 2017, globenewswire.com/news-release/2017/01/12/905404/0/en/Global-Predictive-Analytics-Market-expected-to-reach-USD-10-95-Billion-by-2022-Zion-Market-Research.html.

Information Age

“Gartner predicts by 2020, predictive and prescriptive analytics will attract 40% of enterprises’ net new investment in business intelligence and analytics.”

Source: “Predictive Analytics: the Next Frontier in Business Intelligence.” Information Age, 8 May 2017, www.information-age.com/predictive-analytics-frontier-business-intelligence-123466113/.

Forbes

“A Narrative Science survey found last year that 38% of enterprises are already using AI, growing to 62% by 2018. Forrester Research predicted a greater than 300% increase in investment in artificial intelligence in 2017 compared with 2016. IDC estimated that the AI market will grow from $8 billion in 2016 to more than $47 billion in 2020.”

**Look at “Machine learning platform” (blue line) on the following chart.

FORRESTER RESEARCH

TechRadar™: Artificial Intelligence Technologies, Q1 '17

TechRadar™: Artificial Intelligence Technologies, Q1 2017

Trajectory:
Significant success
Moderate success
Minimal success
Time to reach next phase:
<1 year
1 to 3 years
3 to 5 years
5 to 10 years
>10 years
High
Medium
Low
Negative
Business value-add, adjusted for uncertainty
Decision management
AI-optimized hardware
Machine learning platforms
Virtual agents
Swarm intelligence
Text analytics and NLP
Speech recognition
Robotic process automation
Image and video analysis
Natural language generation
Biometrics
Semantic technology
Deep learning platforms
Creation
Survival
Growth
Equilibrium
Decline
Ecosystem phase

129161

Source: Forrester Research, Inc. Unauthorized reproduction, citation, or distribution prohibited.

Source: Press, Gil. “Top 10 Hot Artificial Intelligence (AI) Technologies.” Forbes, Forbes Magazine, 29 Mar. 2017, www.forbes.com/sites/gilpress/2017/01/23/top-10-hot-artificial-intelligence-ai-technologies/#108c03519287.

Forbes

“According to Salesforce’s 2016 Connected Customer report, by 2020, 57% of business buyers will depend on companies to anticipate their needs”

Source: Marr, Bernard. “Why AI, Machine Learning And Big Data Really Matter To B2B Companies.” Forbes, Forbes Magazine, 3 Nov. 2017, www.forbes.com/sites/bernardmarr/2017/11/03/why-ai-machine-learning-and-big-data-really-matter-to-b2b-companies/#20fa8c361f2a.

Global Industry Analysts

“The global market for Predictive Analytics is projected to reach US$3.6 billion by 2020, driven by the growing need to replace uncertainty in business forecasting with probability and the increasing popularity of prediction as a key towards improved decision making.”

The Global Predictive Analytics Market

Trends, Drivers & Projections

October 2015

Where is Predictive Analytics Going?

2020
Market projected to reach US$3.6 billion by 2020
USA
The Largest Market

Growth Projections in Key Application Areas

Marketing & Sales CAGR to top 11.1% through 2020)
Financial & Risk Management
Distribution & CRM

Top Three High Growth Markets

Canada
Latin America
Asia-Pacific (CAGR to top 12.6% through 2020)

Projected 42% Spurt in Business Intelligence Spending Sets the Tone for Growth

Global Market for Business Intelligence (BI) (In US$ Billion)

16.3
2015
19.1
2017
23.3
2019

Market Trends

Need to Turn Big Data into Smart Data
Demand for Tools to Replace Uncertainty with Probability
Need for "Pervasive Intelligence" in the IoT Ecosystem
Popularity of Predictive Analytics in the Cloud
Evolution from Business Intelligence to Predictive Intelligence

Key Players

IBM
Dell Inc.
Oracle
SAP SE
Microsoft
TIBCO Software Inc.
Teradata Corporation

Global Industry Analysts, Inc. 6150 Hellyer Ave., San Jose, CA 95138, USA, Phone:408-528-9966. All Rights Reserved

Source:  Predictive Analytics Market Trends, www.strategyr.com/MarketResearch/Predictive_Analytics_Market_Trends.asp.

SBWire

“The global IoT analytics market is witnessing growth owing to the factors such as the growing requirement of advanced analytics and automation tools for businesses”

Source: Transparency Market Research. “Impact of Key Factors on the Growth of Global Internet of Things (IoT) Analytics Market From 2017 to 2025.” SBWire, SBWire, 22 Nov. 2017, www.sbwire.com/press-releases/impact-of-key-factors-on-the-growth-of-global-internet-of-things-iot-analytics-market-during-2017-to-2025-895695.htm.

Customer Analysis

Our target customers consist of growing firms with more than $50 million in annual revenues

•Companies currently using related monitoring products

•Firms developing an in-house application or consumer-facing apps

•Firms with activities in many different verticals

•IT teams using Container, Docker, Kubernetes

•Companies conducting app-based e-Commerce

•Any application with many pieces

This would include virtually every software company in the San Francisco/Silicon Valley area.

Targets will consist primarily of technology companies that maintain one or more high scale web applications. High-scale web applications create the customer's need, as it is readily apparent to users and customers if applications are down or underperforming. This makes proactive monitoring essential.

Operations groups that deal with high-scale web applications are generally well organized, using tools such as Ganglia, AWS, PagerDuty, and New Relic to manage their software infrastructure. Nowigence may work with these providers to integrate our product.

This is particularly attractive to Nowigence because:

•The target market includes largely homogenous users

•Public SaaS is outward facing, and the company is focused on rapid innovation

•These users are very likely to provide feedback, which will give us an additional advantage in the market due to the uplift in IP value from the curation process

These organizations still face the ongoing challenge to provide top-quality, uninterrupted service. We are targeting the premium end of the market, which includes those industry-leading companies that:

•Are performing well financially

•Continually seek best practices

•Are receptive to new ideas

•Are utilizing (or considering) monitoring but still have weaknesses

•Have a significant number of hosts that are overwhelming their operations teams

Follow-on Market

We have designed our solution to plug into various platforms initially (meaning that the Nowigence platform has a software integration with the other platforms via a method also known as an application programming interface (API) connection between the two). Nowigence’s team plans to have additional integrations with other firms as well. Our customers can include literally any organization with any public facing application.

Verticals that will be targeted in the future include advertising and large-scale SaaS providers. Potential target customers include Scopely, OpenX, Gaikai, BlueCava, and Rubicon.

Markets

The ability to read is one of the three R’s – a basic skill taught in school. The platform’s core competency is rapid and automated critical reading and analytical skills. The platform has been developed as sector agnostic. Currently, Nowigence focuses on businesses with revenues greater than $50 million in annual revenues. Our platform can understand the critical to business attributes and topics and across different sectors. This capability has been developed through extensive research performed over hundreds of millions of documents in the last few years.

Business has, to some extent, a common language across all sectors. However, every sector has its own jargon. Due to the high level of automation, the platform learns quickly and can adapt to different sectors and their specific needs. It’s tailored to meet the individual needs of each user within any company. Every user has full control to upload internal or external documents, audio files (recordings of internal or external meetings), minutes, transcripts, notes, and other communication instruments as relevant for his/her job requirements. Nowigence scours the entire external press and media sources, subscribes to myriads of sources including financials, econometrics, trade statistics, and others to extract relevant data and connect them together in meaningful ways for each user. As proof, Nowigence chose diverse sectors – B2B Commercial Banking, Manufacturing Businesses, and Service businesses (Hospitality and a global IT service provider to Global Fortune 500 companies across industry verticals and horizontals).

In future, Nowigence will develop and sell products for hedge funds, investment banks, personal wealth management firms, Department of Transportation, long-term securities valuation, business auditing, and advisory firms to provide predictive and forward-looking data products. The overall market opportunity across various sectors is upwards of $20B and growing. In addition, the data monitoring industry is $12B. Nowigence will look to explore alliances as intermediaries to help promote its sales wherever it sees that there are no conflicts in the “go-to-market” strategy.

Management Team

Nowigence’s experienced team is led by Mr. Anoop Bhatia who is the Chairman, CEO and Acting CFO. The technology team in 2019 was led by by Dr. Carson Tao. The team consisted of backend, frontend engineers and data scientists with advanced degree in computer science specializing in natural language processing and machine learning. This team is working together to establish Nowigence’s vision as a leading artificial intelligence software solution.

Competitive Analysis

We track competition in different segments. Pluaris is comprehensive. It automatically (in near-real-time) retrieves, interprets, and summarizes massive amounts of data for quicker decisions while reducing errors and increasing the pace of business. It offers unique state-of-the-art functionality in few of these segments while competes with differentiation in others with prominent and well-known companies.

-AI Insight Search Engine with NLP Query

Pluaris is the first-of-its-kind platform that retrieves results directly from the database allowing for outputs to be in real-time. This allows users, teams and the business to receive up-to date briefings on multitude of topics concerning customers, suppliers, markets and industries, alerts and notifications, deep contextual research, analytics, and trends. This is a focus field and we have competitors like Azure Cognitive Search, Microfocus, Luminoso Tech, Megaputer, Mu Sigma, Open Text SAS Tech, Sintelix, and InMoment. However, our differentiation lies in easy-to-set-up and having the capability to deliver outputs within 24-hours of subscription,   and high accuracy in providing specific and relevant answers in real-time. Out of the competitors listed in this segment, we believe that Microfocus has a good information retrieval engine.

-Institutional Knowledge

Pluaris features content summarization. It summarizes the gist of whatever it reads. The human brain has a limited capacity to store and retrieve information. With Pluaris, we extract intelligence from large amounts of data and summarize it into easily consumable content. There are many companies that sell summarization tools. We don’t. We use this feature internally to create an institutional knowledge database – a differentiation versus others in this segment. Business professionals are required to ingress a lot of content from various data sources. Every job has its own requirements. First, machines help with content retention. Secondly, Pluaris is unique in allowing each user to decide the data that is needed for ones’ daily work needs. The user then controls the flow of intelligence to the team, function or the entire business. Supervised learning including active learning as part of Machine Learning techniques results in valuable insight extraction, auto-filling routine applications, benchmarking, anomaly alerting, instant briefings, answering customer concerns, training new hires and myriads of other uses.

This segment has seen growth in recent years. However, without allowing control of input of knowledge to individual users, knowledge management platforms become data swamps. Pluaris uniqueness that allows personalization at scale to adjust to every user need enables to platform to remain current, relevant and a knowledge powerhouse. Adapting to each user’s work, enables Pluaris to be sector and department agnostic. Traditionally, companies have used legacy tools like SharePoint that follows a hierarchical page layout that organizes information by business segment and/or function, and/or geographical location. One of the challenges then is  that  the  employee  must  know  where  to  look  in  order  to  find information that’s valuable and relevant. This is time consuming and frustrating. Others who support knowledge management are Attivio, Sinequa, Coveo Solutions Inc., Celonis, Funnelback, IntraFind Inc., Lucidworks, Mindbreeze GmbH, Hewlett Packard Enterprise Development LP, Dassault System's, Capgemini, Microsoft and IBM.

Marketing & Partnering Plan.

Nowigence just announced a strategic partnership with Orion Business Innovation. to accelerate the sales, research, and development of comprehensive AI-driven technology for enterprises. This strategic partnership brings Nowigence's machine comprehension, natural language processing, and interpretive intelligence technology together with Orion's digital transformation and product development expertise to help enterprises deploy an AI-powered decisional support system.

Operations Plan

Our operations plan requires that we:

•Build an outstanding team

•Further design a user interface that is exceptionally visually appealing

•Execute quickly

•Gather a large informational database (database of user feedback) to create a barrier against the competition

•Provide excellent support and response to test participants and customers

•Develop an attractive pricing strategy

By gathering data from these and similar companies, we will gain a marketplace advantage. The following will serve to protect our position:

•Our offerings are 100% SaaS (Software as a Service)

•We will benefit from how the “network effect” inhibits competitors. Stated differently, as our user base grows, so does our software’s knowledge base making it increasingly valuable to the next user, more accurate, and more able to help tech teams solve problems faster. Over time, the network of user grows so large that, and the Nowigence platform becomes so accurate that, potential competitors realize that the time and user feedback they might seek to truly, and effectively compete cannot be surmounted. As a result, we believe that potential competitors will concede, and our Company will advance further in the marketplace.

Revenue Plans

Our revenue plans are based on new customer growth and up-selling within our existing customers to users from other departments.

As on December 31, 2017 we had less than 2 users from one early adopter as client in the US. We were also working in India through a company called Nowigence India Private Limited who had one early adopter too with 3 users. We were successful in increasing the number of users and the number of clients in both the US and India during 2018. As on December 31, 2018, we had two clients in the US with over 190 users. As on December 31, 2018, Nowigence India Private Limited serviced three clients in India with about 220 users.

Also, since we are automating an essential skill of reading and comprehension to develop useful products, the growth potential is huge and across all sectors of the industry. Our platform recognizes that market and data needs vary with every individual. The platform has been designed to tailor to the exact needs of every individual. The fact is that the individual controls the outputs that they receive per their needs. Hence, even though, we may start with only a few users, but we have the potential to grow into an enterprise solution. This further substantiates the reason for anticipating exponential growth.

We expect to double or even triple our revenues every year for the next 5 years.  Our revenues are built up by recurring customers who start with a few users but add more users from across different functions, and new customers that are added every month. The upselling or “land and expand” proportion is about 60% in the revenue planning. Typically, customer erosion rate has been low. It isn’t easy to switch to any other supplier. It isn’t possible to replicate the data built over time by Nowigence and transfer it to another product provided by an alternative supplier. New customer acquisition accounts for nearly 30% of the revenue. The balance is from new products since we will introduce them in the market from the year 2020 onwards. Also, the opportunity is huge, every business professional suffers from the problem of having more information than what they can process and use. Nowigence solutions solve a real problem existing in the world.

We have automated the process of textual (or unstructured) data reading, comprehension, and its organization allowing the new-found data stream to blend with structured or quantitative data providing speed and transparency of the use of data in problem-solving, achieving business goals and supporting innovation to keep our clients competitive. The first solid state electronic calculator that automated mathematical calculations was invented in the 1960s. The industry is still thriving even after 50 years. Human requirement for reading and comprehending textual data is a basic need for business professionals. We expect our product life cycle to last for over 50 years similar to the experience with the electronic calculator.

Research and Development

Since our inception in August 2011, and particularly from 2016 onwards, we have been primarily focused on developing our software.  We intend to invest in more research and development activities with the proceeds of this Offering and to market our product and to continuously improve, innovate, and add new features to our software.

We intend to deploy new features, functionality, and technologies through regular software releases or updates in order to minimize disruption and provide for constant improvement.  Once product improvements are identified, we intend to design, develop, test, and launch a solution.

Intellectual Property and Trade Secrets

We do not have any patents, trademarks, copyrights or licenses except for the trademark of our name and logo.  We rely on federal, state, common law, and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology and algorithms by entering into confidentiality and invention assignment agreements with our employees and contractors, and confidentiality agreements with third parties.

In addition, our technology (source code and infrastructure) is encrypted under a secure socket layer (SSL) with access permitted only to critical team members within Nowigence. Users of our software also have no ability to access the source code of our algorithm because it resides ONLY within the encrypted infrastructures inside our company’s “virtual walls.” Further protection is also since our software is ONLY offered as a subscription, not as a license. The subscription method uses a monthly payment plan via a cloud-based delivery (i.e., our predictive modules execute on the server side). This method prevents ANY user from accessing the source code.

We currently own the domain [www.nowigence.com] and intend to trademark other aspects of our messaging as needed.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States or other countries in which we operate. Also, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our intellectual property could make it more expensive to do business and harm our operating results.

Companies in Internet-related industries may own large numbers of patents, copyrights, and trademarks and may frequently request license agreements, threaten litigation, or file suit against us based on allegations of infringement or other violations of intellectual property rights. We are currently subject to, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents, and other intellectual property rights of third parties, including our competitors and non-practicing entities. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Government Regulation

The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business solutions. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. Changes in these laws or regulations could require us to modify our solutions in order to comply with these changes. They can also require our clients to modify their applications, which may have an influence on the Company. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related companies generally or result in reductions in the demand for Internet-based solutions such as ours.

Employees

As of January 6, 2019, we have 8 full-time employees in our Albany office in NY. Also, we had a total of 9 full-time employees in Nowigence India Private Limited. As of December 31, 2018 have 13 full-time employees in the US and 8 in India. We also work with business consultants, accountants, auditors and other. None of our employees is covered by collective bargaining agreements and we consider our relations with our employees to be good.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nowigence, Inc. was formed in the State of New York in August 2011. The Company principal executive office is 101 S Tryon Street, 27th Floor, Charlotte, NC 28280

Nowigence Inc. is a global software solution company with a uniquely flexible and sector agnostic AI-powered decision support system. Through novel machine learning and natural language processing techniques, it automates the way businesses retrieve, interpret, and summarize massive amounts of data for reduced error and quicker, more informed decisions. It’s rapid and highly automated platform offers easily configurable add-ons to a standard off-the-shelf offering.

Since inception, the Company has successfully developed and sold the product to marquee customers and is ready to scale.  It recently announced a strategic partnership with Orion, a premier global business and technology services firm, to accelerate the sales, research, and development of comprehensive AI-driven technology for enterprises. Despite the current global lockdown due to the coronavirus pandemics, we have succeeded in demonstrating our AI Engine to many big Fortune 1000 companies. The Company is looking to invest in sales, marketing, e-commerce, and customer success teams to aggressively grow the market. The Company has generated revenues from operations and has demonstrated its capability to utilize capital effectively. Most of its competitors have invested in tens of millions of dollars whereas Nowigence has won customers confidence with less than $3.0 million invested till date.

Operating Results

The acquisition of an Indian company, Nowigence India Private Limited was completed on January 18, 2019. The company is happy to submit the first consolidated financial statements for year closing on December 31, 2019.

As of December 31, 2019, the annual revenue of Nowigence Inc. was $85,914 as compared to the revenues earned in December 31 of 2018 $49,950. We remained focused on product development for most of 2019. It was in the 4th quarter of 2019 that we increased our hiring in sales and marketing to focus on commercialization. The net loss for the year 2019 was $1,090,777 as compared to $319,361 for the year 2018.  We were successful in raising capital through equity issuance of $1,140,517 (or net of offering costs of $1,082,759) in 2019 as compared to $428,059 in 2018.

Our focus in the first half of 2019 continued to be product development. With delays in cash infusion through investments, we experienced a delay in launching our AI platform with real-time contextual and interpretive capabilities. Instead of April 2019, the platform was launched towards the middle of July, though the public-relation efforts to bring awareness of the launch in the market started only in July. We continued to earn revenues through our legacy platform that was manual in creating event-based alerting. The legacy platform was being used more for training the machine rather than for commercial scale-up. Bug-fixing and increasing the functionality of the platform continued during the second half of the year too. This affected our abilities to earn revenues.

We filed a revision to our earlier qualification increasing the qualified amount to $10 million instead of the previous filing for the maximum of $5 million raise. The validity of the revised qualification is till October 24th. Till date, we have continued to fund the operations through raising capital through our private network.

The operating plan for 2020 after the raising of capital funds continues to be earning a revenue of minimum $1,189,000 and raising about $2,000,000 to $3,000,000 through the private network. The discussions with major enterprises directly and through our sales channel partnership with Orion are encouraging. We have been able to raise capital to sustain operations through the pandemic caused by coronavirus. However, the business outlook remains uncertain and can impact our ability to achieve our 2020 goals. We are planning to start the DTC process to list our stocks in the

OTCQX Exchange though have not decided the first trading date. This will depend on the status of capital markets in the second half of the year.

Liquidity and Capital Resources

Since the Company’s inception, the Company issued shares to friends and family to fund its operations.  Between August 1, 2011, and December 31, 2017, a total of $772,880 was raised as capital. The company was able to raise an additional $429,471 during 2018. The capital stock register has an aggregate principal amount of $1.2 million as on December 31, 2018. During the period of January 1st and December 31st , 2019, the company continued to raise funds through its private placement approaching friends and family to invest. It successfully raised $1,140,517 (or $1,082,759 net of offering costs) during this period. The cash balance as on the 31st December, 2019 was $13,179 – The capital stock register has an aggregate principal amount of $2,283,690 (net of offering costs) as on December 31, 2019.

As of December 31, 2018, the Company had little working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. However, the Company showed its resilience to sustain its operations all through 2019. As we started 2020, the cash position of the company raises substantial concern. However, like in 2019, the Company has been able to raise capital to sustain its operations till date.

In management’s opinion, the Company’s cash position is insufficient to maintain its operations at the current level for the next 12 months. We are attempting to raise funds to proceed with our plan of operation. The Company hopes to continue raising funds through its private network till such time that the capital market turns around after the pandemic to raise $10,000,000 gross proceeds in this Offering. If we are successful at raising the maximum amount of this Offering, we believe that such funds will be enough to fund our initial operation for the next 36 months.

Upon the qualification of the Offering Statement of which this Offering Circular is a part, the Company plans to pursue its business plan. There can be no assurance of the Company's ability to do so or that additional capital will be available to the Company. If so, the Company's objective of its plan will be adversely affected, and the Company may not be able to pursue such plans if it is unable to finance such operations. The Company currently has no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. Since the Company has no such arrangements or plans currently in effect, its inability to raise funds for the above purposes will have a severe negative impact on its ability to remain a viable company. There can be no assurance that additional capital will be available to the Company.

We are highly dependent upon the success of this Offering, as described herein. Therefore, the failure thereof would result in the need to seek capital from other resources such as taking loans, which would likely not even be possible for the Company. However, if such financing were available because we are an early growth and establishment stage company with small operations to date, we would likely have to pay additional costs associated with high-risk financing. At such time these funds are required, management would evaluate the terms of such financing. If the Company cannot raise additional proceeds via a private placement of its equity, the Company would be required to cease business operations. As a result, investors would lose all of their investment.

Nowigence also received a revised qualification as on October 24th , 2019 from the SEC to raise a maximum of $10,000,000 at a fixed price of $5 per share.

Off-Balance Sheet Arrangements

As of December 31st , 2019, we did not have any off-balance sheet arrangements.

Plan of Operations

Over the next 12 months, the Company intends to work on several initiatives, mostly related to marketing, sales, technical development, further advancement of our artificial intelligence platform and hiring of key employees.

The Company announced its strategic partnership with Orion on March 5th, 2020. The National Emergency order due to the pandemic caused by coronavirus was issued on March 13th, 2020. The outlook is uncertain not only for a company like ours in its early phase but for many established companies.

The company has outsourced some of the product development work to Orion to speed the backend, front-end and data science developmental work. AI products that take on novel challenges take a long time in developing. Our focus since 2016 was in developing our own platform. The product is strong and there is a high customer interaction, but the product becomes even more powerful when it integrates with other products to become a part of the daily workflow for its users. Orion has high expertise in this area. This should increase the attractiveness of our product offering to customers. However, this depends upon our ability to generate capital to fund a bigger team in technology.

The following assumptions have been included in the operating plan for 2020

Q1:

The target was to conclude the first of the many strategic partnership with a few companies that are in discussion. We were successful in concluding the partnership in sales, marketing, research and product development with Orion. We will continue to focus on Technical Partnership Program (TPP), Strategic Alliance, and Resellers along with Direct Sales for the rest of the year.

Q2:

We expect that some of the proof-of-concepts or trials that are in progress with some of the prospective Enterprise customers will come to fruition. Some of these engagements are with Orion while a few others are directly a result of our own efforts. Our direct customer outreach effort that we started in early Q2 is showing encouraging signs. The current work practices of working from remote and depending more on technology to assist with work is generating interest in AI platforms like ours. We believe that in due course and as we come out of lockdowns due to the pandemic will result in deal closure.

We had targeted the launch of Version 2 of our subscription-based AI services. This is on target. The platform now has more functionalities that are attractive to customers and differentiated from competitive offering. Additionally, through API integration, the AI product is more a part of a business professional ecosystem rather than a stand-alone product.

Q3:

Even if we experience delays in Q2 due to the pandemics, we should see new sales deal closures in Q3. Fortune 1000 enterprises have provided an encouraging feedback. We should be seeing POCs converting to sales, new trials or proof-of-concepts starting across different sectors and functions and more users subscribing to Pluaris.

We also should see more Technology Program Partners or even new strategic alliances helping to increase our sales channels in Asia-Pacific and Europe.

Our product development work will continue to gain speed. Additionally, we should be seeing fresh orders for customer-funded product development. Nowigence has developed its own unique blend of automated and human assisted techniques for rapid machine learning modules even when data paucity exists. Based on our sales performance, we plan to hire to increase the commercial team strength. New hires in Customer Success and Sales are planned.

Depending upon the capital market outlook, our readiness with marketing the business plan to high networth individuals and investment banks, we paln to raise funds through the IPO.

Q4:

We hope to continue seeing increased revenues through land and expand and customer funded co-development. Our partnership programs should be yielding results. We should be in a better position to plan for 2021 with larger confidence and better cash position.

Item 3. Directors and Officers

Nowigence has an experienced management team including experts and executives in our industry.

The table below lists Nowigence’s directors and executive officers, their ages and the date of their first appointment to such positions. Each position is currently held with an indefinite term of office.

Name	Position	Age	Date of First
			Appointment
Executive Officers and Directors(*)

Anoop Bhatia	Chairman of the Board and Chief Executive Officer and CFO	57	August 2011
David Evans	Director	65	February 1, 2019
Christine Goodson	Director	48	February 10, 2020
Tracy Metzger Ian Moore Dr. Adam J. Rubinstein	Director Director Director	57 60 49	February 1, 2019 July 18, 2019 August 9, 2019

Executive Officers and Directors

Anoop Bhatia,

Chairman, CEO and Acting CFO

Nowigence Inc.

www.linkedin.com/in/anoopbhatia/

Anoop Bhatia is the Founder of Nowigence – a company that he has worked full-time since 2015. Previously, from 2012, Anoop worked as a global operation strategic transformation leader for Momentive Performance Material (Formerly GE Silicones). He has worked for over two decades in various GE companies across different countries - from the United States to India, The Netherlands, Germany. Anoop had played a key role in establishing GE Silicones Private Limited as the first-ever wholly-owned foreign subsidiary that was ever established on Indian soil in 1996. He was subsequently transferred to Europe to be part of GE's global business team in the early days of globalization. Since then he has held progressively responsible global positions across different functions. He brings a wealth of experience in global business operations, mergers and acquisitions, finance, sales and marketing, and complex negotiations. He received his Bachelor of Engineering in Chemical Engineering from BITS at Pilani in India and his post-graduate studies in management from Heriot-Watt at Edinburgh in Scotland.

David Evans

Board of Directors

David L Evans has been with Spectrum Consulting Partners LLC at Albany in NY from 2008 onwards. As an attorney and licensed CPA in the state of New York, he has extensive experience in multistate and international tax policies and guidelines, federal taxation laws, mergers and acquisitions including valuation of closely held businesses. He is a contributing author to the New York State Tax Service, a six-volume publication of NYS tax laws and regulations. His prior experience includes being a Managing Director for UHY Advisors LLC, being a board member and chairperson of the Tax Division Executive Committee of New York State Society of Certified Public Accountants and is a past president of the Estate Planning Council of Eastern New York. He holds degrees from Hofstra University and State University of New York at Buffalo.

Ms. Christine Goodson,

Board of Directors

https://www.linkedin.com/in/christinegoodson

CEO and Managing Partner of Titan Talent Partners in Charlotte, NC.

Christine has over 25 years of experience empowering organizations to transform themselves through the efficient and effective deployment of People, Process and Technology. Christine is a strategic, results oriented leader who is confident challenging the status. Her expertise is in developing global strategy and implementation of Human Capital Systems, talent management, succession, pay planning and performance. She has a successful track record of conductive executive search (internal and external) in the Americas, EMEA, and APAC.

Prior to Titan, she spent four years at Colfax Corporation and nine years at SPX leading global talent management. This is her third-time as an entrepreneur and second-time leading a successful executive search practice. Her early career was in sales and marketing.

Christine has a BA in Philosophy from the University of North Carolina at Chapel Hill.

Ms. Tracy Metzger

Board of Directors

www.linkedin.com/in/tracy-metzger-3b0220/

Tracy Metzger started TL Metzger & Associates in 2000 as the Owner and President offering consulting and real estate brokerage services to companies looking to purchase, sell or lease real estate in the Albany New York Region, also known as Tech Valley. She has held this position for over 18 years.

Since starting TL Metzger, Tracy and her company have received a number of business and professional awards, including the Capital District Business Review’s Top 40 Under 40 Business Leaders in the Capital Region, the Albany-Colonie Regional Chamber of Commerce Award (Women of Excellence), and the Albany-Colonie Regional Chamber of Commerce Award (Small Business of the Year), among others.  The company is consistently recognized as a Top 15 Commercial Real Estate firm by the Albany Business Review. She has a B.A. in Political Science from University at Albany, SUNY.

Tracy serves on several economic development and business boards including Chair of the City of Albany IDA and CRC.  She has extensive experience as a negotiator, facilitator and general management.

Ian Moore

Board of Directors

https://www.linkedin.com/in/ian-r-moore/

Dr. Ian Moore is the Vice President, Silicones NCA for Wacker Chemical Corporation. He is the profit and loss (P&L) leader for the Silicones business in North and Central America (NCA). Previously, he was the Senior VP and GM for Momentive Performance Materials (ex-GE company) responsible for the P&L of Silicones and Silanes Additive. Ian brings a wealth of extensive cross-functional, global and multi-cultural management experience. During the period 2006 to 2010, Ian was the President & CEO EMEA of GE Bayer Silicones GmbH (later called Momentive Performance Materials). He is a recognized innovative leader, mentor and developer of people with demonstrated skills in General Management, Mergers and Acquisitions, Technology, Engineering, Operations and Marketing.

Ian completed his Ph.D. in Chemical Engineering specializing in the field of deactivation of fluid cracking catalysts from the University of Manchester. He also holds a bachelor’s and master's Degree in Chemical Engineering from the University of Manchester.

Dr. Adam J. Rubinstein

Board of Directors

https://www.linkedin.com/in/adam-rubinstein-2a8a0019/

Dr. Adam J. Rubinstein is an award winning plastic surgeon whose skills are sought out by patients from around the world. He is board certified by the American Board of Plastic Surgery. He has trained with the world’s eminent surgeons at the forefront of developing techniques for plastic surgery. He has served as Chief of Plastic Surgery as well as Chief of the Department of Surgery for Jackson North Medical Center, a 382-bed acute care hospital in the Jackson Healthcare System. Dr. Rubinstein is a clinical assistant professor in the Department of Surgery at NOVA Southeastern University, clinical faculty for the Department of Plastic Surgery at Florida International University (FIU) School of Medicine, and clinical faculty for the Cleveland Clinic Plastic Surgery Residency Program in Florida.

Dr. Rubenstein is also an active member of  American Society of Plastic Surgeons, American Society for Aesthetic Plastic Surgery, International Society of Aesthetic Plastic Surgery, American Society of Bariatric Plastic Surgeons, and American Academy of Anti-Aging Medicine.

Significant Employees

Nowigence currently has all officers classified as significant.

Family Relationships

There are no family relationships between any director, executive officer, or person nominated or chosen by the company to become a director or executive officer.

Code of Ethics Policy

We have not yet adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

Board Composition

Each director of the Company serves until his successor is elected and qualified, subject to removal by the Company’s majority shareholders. Each officer shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined by the Board of Directors and shall hold his office until his successor is elected and qualified, or until his earlier resignation or removal.

Corporate Governance

There have been no changes in any state law or other procedures by which security holders may recommend nominees to our board of directors. In addition to having no nominating committee for that purpose, we currently have no specific audit committee and no audit committee financial expert. Based on the fact that our current business affairs are simple, any such committees are excessive and beyond the scope of our business and needs.

Involvement in Certain Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in the last ten years in any of the following:

Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses),

Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting her involvement in any type of business, securities or banking activities,

Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Having any government agency, administrative agency, or administrative court impose an administrative finding, order, decree, or sanction against them as a result of their involvement in any type of business, securities, or banking activity.

Being the subject of a pending administrative proceeding related to their involvement in any type of business, securities, or banking activity.

Having any administrative proceeding been threatened against you related to their involvement in any type of business, securities, or banking activity.

Item 4. Security Ownership of Management and Certain Securityholders

The following tables set forth the ownership, as of the date of this Offering Circular, of our Common Stock by each person known by us to be the beneficial owner of more than 5% of our outstanding Common Stock, our executive officers, directors, and our executive officers and directors as a group.  To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise shared.  There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other rights. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our Common Stock listed below have sole voting and investment power with respect to the shares shown.

Ownership Pre-Offering

Directors and Officers:
	Amount and	Percent of
	nature of	total	Percent
	beneficial	ownership	of class
Name and address of beneficial owner (1)	ownership (2)	(3)	(4)	Direct Voting Right (5)

Anoop Bhatia, CEO (Class B Common Stock) (1)	37,827,270	61.84%	100%	93.80%
Andrew Nicoll Director/Officer Class A (1)	2,160,000	3.53%	9.25%	0.54%
Dr. Mingzhe (Carson) Tao, Director/Officer Class A (1)	1,620,000	2.65%	6.94%	0.40%
David Evans, Director Class A (1)	540,000	0.88%	2.31%	0.13%
Tracy Metzger, Class A (1)	560,000	0.92%	2.40%	0.14%
Dr. Ozlem Uzuner (1)	50,000	0.081%	0.21%	0.01%

Dr. Ian Moore	303,750	0.50%	1.3%	0.08%

Dr. Adam Rubenstein	-	0.0%	0.0%	0.0%
Christine Goodson	-	0.0%	0.0%	0.0%
All officers and directors as a group: (1)	43,061,020	70.4%	n/a	95.49%

Other shareholders aggregated Class A	18,106,980	30%	n/a	5.01%
All shareholders aggregated Class A & B Shares	61,168,000	100%	n/a	100%
(1)	Unless otherwise noted, the address of the beneficial owner is c/o Nowigence, Inc., 101 S Tryon Street, 27th Floor, Charlotte, NC 28280 Beneficial ownership.
(2)	Percentage of total ownership, including Class A and B combined.
(3)	Percentage of single Class of ownership.
(4)	Total voting rights for each shareholder.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this Offering, there has been no public market for our Common Stock. Future sales of substantial amounts of our Common Stock in the public market could adversely affect market prices. Upon completion of this Offering, we will have outstanding an aggregate of 63,168,000 shares of Common Stock, assuming all 2,000,000 offered for sale are Sold. Of these shares, the 2,000,000 class A common shares sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. All other outstanding shares not sold in this Offering will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rules are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least one year, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the three months preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of our Common Stock then outstanding; or

•	the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person with the SEC of a notice on Form 144 with respect to the sale;

provided that, in each case, we have been subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Persons relying on Rule 144 to transact in our Common Stock must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Item 5. Interest of Management and Others in Certain Transactions

We have raised capital during the product development phase from friends and family to meet our needs. We preferred to operate “lean and mean” to ensure that we got the best value for every dollar that was invested. This ensured that we developed a product at one-tenth of the investment dollars than any of our competitors have invested. This gives us a competitive advantage. The CEO continued to work much below  market rates

The total number of shares at the time of incorporation in August 2011 was 200 with no par value. In 2016, Anoop Bhatia invested $102,000 and four others from his friends and family network brought in an additional $80,000.

Our beta product with basic functionality was launched in 1Q 2017. We worked with Dr. Ozlem Uzuner who was affiliated with MIT and the State University of New York (SUNY). The initial work was funded under a grant through the New York Strategic Partner for Industrial Resurgence (SPIR) Program. The partnership served an educational purpose for the SUNY students (partnership participants) as well as provided some preliminary research findings back in 2016. We did not implement any deliverable from the partnership in our current product and do not plan to implement it in our future products. There are no entities, including SUNY, that retain any rights or interests in our products.

In early 2017, we signed a few early customers who agreed to participate during the product development phase. The total investment made was $591,000. Anoop Bhatia and his friends and family invested. Ten new investors joined the Nowigence family of shareholders, most of them were Chief Executive Officers of various corporations in the US, India, and Germany. The founder, Anoop Bhatia, worked full-time for Nowigence but was paid a nominal token annual salary of $45,689. He also contributed to the company’s funding by providing over $45,000.

Looking back, while 2016 and 2017 were the product development years for Nowigence, 2018 was a year of re-engineering. Customer feedback was constructive but thought-provoking. The early adopters saw benefits with the product but wanted more. They required more granularity and the ability to control their destiny in terms of in terms of product outputs relevant to each user’s business needs. The entire AI platform had to be re-engineered. Automatic content extraction from textual and numeric data types providing full control to the user to upload their own internal documents and transcripts became the mantra. Dr. Carson Tao joined the team as a Principal Data Scientist and was later promoted as the Chief Technology Officer and Board Member

Fresh investments of $428,498 were made in 2018. An increased outlay in 2019 with higher investments in technology resulted in raising $1,140,517 through stock issuance (or $1,082,759 net of offering costs).

The company amended its Certificate of Incorporation and re-designated the total number of shares that the company is authorized to issue from two hundred (200) shares without par value into one hundred million shares (100,000,000) with $0.00001 par value. The two hundred (200) shares of common stock without par value shall be canceled.

The company has issued total of 61,168,000 common shares to the founder, officers and to friends and family investors as of December 31, 2019.

The company has raised capital through stock issuance of total of 2,933,000 Class A stocks to a total of 41 new shareholders in 2019.

Item 6. Other Information

On March 5, 2020, it announced a strategic partnership with Orion Business Innovation (Orion) with its head office in Edison, NJ. The partnership is in sales, marketing and technology. Together with Orion, we are a team of over 4,100 associates. We serve Fortune enterprises and high-growth companies with over 200 employees, in digital transformation, data unification, and AI-based data comprehension. This gives access to Nowigence to penetrate the Enterprise market.

Item 7. Financial Statements

NOWIGENCE INC.

(a New York corporation)

Consolidated Audited Financial Statements

For the calendar year periods ending December 31, 2019 and 2018

INDEPENDENT AUDITOR’S REPORT

April 28, 2020

To: Board of Directors, Nowigence Inc.

Attn: Anoop Bhatia

Re: 2019-2018 Nowigence Inc. Audit

We have audited the accompanying financial statements of Nowigence Inc. (a New York corporation) and subsidiaries (collectively, the “Company”), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, shareholders’ equity or deficit, and cash flows for the calendar year(s) ending December 31, 2019 and 2018, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations, shareholders’ equity or deficit and its cash flows for the calendar year(s) ending December 31, 2019 and 2018 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As described in the Notes to the Financial Statements, the Company is a business that has incurred substantial costs and has not yet generated enough revenue to cover these costs while seeking to raise capital under Title IV of the JOBS Act.  Considering these factors, there exist substantial doubt as to whether the Company can continue as a going concern.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty and we provide no opinion at this time about whether the Company will be successful in its plans to continue as a going concern.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, Colorado

NOWIGENCE INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2019 and 2018
See accompanying Auditor’s Report and Notes to the Financial Statements

	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	13,179	7,326
Accounts and other short-term receivable	28,497	0
Total current assets	41,676	7,326

Software development, net of amortization (see Note 3)	634,779	652,986
Total assets	676,456	660,312

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities:
Accounts payable	80,929	22,850
Interest payable	7,679	7,655
Total current liabilities	88,609	30,505

Long-term debt (see Note 4)	96,404	61,051

TOTAL LIABILITIES	185,013	91,556

Shareholders’ equity:
Common stock, Class A (60,000,000 shares authorized, $0.00001 par, 23,340,730 and 20,407,730 issued and outstanding as of December 31, 2019 and 2018, respectively)	233	204
Common stock, Class B (40,000,000 shares authorized, $0.00001 par, 37,827,270 and 37,827,270 shares issued and outstanding as of December 31, 2019 and 2018, respectively)	378	378
Additional paid-in capital	2,283,079	1,200,357
Retained deficit	(1,792,247)	(632,183)
Total shareholders’ equity	491,443	568,756

Total liabilities and members’ equity	$ 676,456	$ 660,312

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF OPERATIONS
For the calendar year periods ending December 31, 2019 and 2018
See accompanying Auditor’s Report and Notes to the Financial Statements

	2019	2018
Revenues	85,914	49,950
Less: Cost of revenues	48,038	80,726
Gross profit (loss)	37,877	(30,776)

Operating expenses:
Selling, general and administrative	991,148	172,604
Amortization	127,176	107,454
Total operating expenses	1,118,324	280,058

Operating loss	(1,080,447)	(310,834)

Interest income/(expense)	(12,229)	(12,361)
Government grant income	1,899	3,834

Pretax loss	(1,090,777)	(319,361)

(Provision)/benefit for income taxes	(0)	(0)

Net loss	(1,090,777)	(319,361)

Foreign currency translation adjustment	(69,287)

Comprehensive Net Loss	(1,160,064)	(319,361)

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY/(DEFICIT)
For the calendar year periods ending December 31, 2019 and 2018
See accompanying Auditor’s Report and Notes to the Financial Statements

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Deficit	Total Shareholders’ Equity/(Deficit)
	# Shares	$	# Shares	$
Balance as of January 1, 2018	8,713,980	87	37,827,270	378	772,415	(312,821)	460,059
2018 Issuance of shares	11,693,750	117			427,942		428,059
2018 Net loss						(319,361)	(319,361)
Balance as of December 31, 2018	20,407,730	204	37,827,270	378	1,200,357	(632,183)	568,756
2019 Issuance of shares, net of offering costs	2,933,000	29			1,082,722		1,082,751
2019 Net loss						(1,160,064)	(1,160,064)
Balance as of December 31, 2019	23,340,730	233	37,827,270	378	2,283,079	(1,792,247)	491,443

NOWIGENCE INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the calendar year periods ending December 31, 2019 and 2018
See accompanying Auditor’s Report and Notes to the Financial Statements

	2019	2018
Cash flows from operating activities
Net loss	(1,160,064)	(316,361)
Add back: Amortization	127,176	107,992
Adjustments to reconcile net loss to net cash used in operating activities: Changes in operating assets and liabilities:
Net increase/(decrease) in accounts payable	58,079	9,513
Net increase/(decrease) in interest payable	25	4,615
Net (increase)/decrease in accounts receivables	(28,497)	0

Net cash used in operating activities	(1,003,281)	(192,241)

Cash flows from investing activities
Software development costs	(108,970)	(246,782)
Net cash used in investing activities	(108,970)	(246,782)

Cash flows from financing activities
Proceeds from the issuance of stock	1,082,751	413,073
Net additional long-term debt	35,353	28,348
Net cash provided by financing activities	1,118,104	441,421

Net change in cash and cash equivalents	5,853	2,398

Cash and cash equivalents at beginning of period	7,326	4,928
Cash and cash equivalents at end of period	13,179	7,326

Supplemental disclosure of cash flow information
Cash paid for interest	12,229	0
Cash paid for income taxes	0	0

NOWIGENCE INC.

NOTES TO FINANCIAL STATEMENTS

See accompanying Auditor’s Report

As of December 31, 2019 and December 31, 2018

NOTE 1 - NATURE OF OPERATIONS

Nowigence Inc. and subsidiaries (the “Company”) is an early-stage software-as-a-service company.  The Company has developed an automated, artificial intelligence-based solution that extracts and analyzes textual and transcript-based qualitative data, at rates of up to 6,000 times faster than a human.  The Company was formed in August 2011 but had very limited commercial activity until October 2015.

Since Inception, the Company has relied on loans from founders and raising capital to fund its operations.  As of December 31, 2019, the Company had negative retained earnings and will likely incur losses prior to generating positive working capital.  These matters raise substantial concern about the Company’s ability to continue as a going concern.  During the next 12 months, the Company intends to fund its operations with funding from a Regulation A securities campaign (see Note 10 below), loans, capital contributions from the founder and funds from revenue producing activities, if and when such can be realized.  If the Company cannot secure additional short-term capital, it may cease operations.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Acquisition of Subsidiary

On January 18, 2019, the Company acquired all of the issued shares of Nowigence India Private Limited, Co., an Indian private limited company (“Subsidiary”) in exchange for $10,218.  This acquisition had been approved by the Board of the Company in December 2018.  The Company will consolidated its financial results with Subsidiary starting from January 18, 2019, the date the acquisition closed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.  It is reasonably possible that changes in estimates will occur in the near term.  All amounts are rounded to the nearest whole dollar upon presentation so certain sums or differences may reflect a rounding difference in some instances.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.  As of December 31, 2019, the Company is operating as a going concern.  See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking account. As of December 31, 2019 and 2018, the Company had $13,179 and $7,326 cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.  Trade receivables are stated at the amount billed to the customer.  Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As of December 31, 2019, the Company had $28,497 of outstanding accounts receivable.

Property and Equipment and Depreciation

Property and equipment are recorded at cost.  Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized.  Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition.  In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.  The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2019, the Company had an immaterial amount of fixed assets.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting.  The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For current period, the Company is taxed as an C corporation.  Because the Company has suffered losses during its start-up phase, the only provision for income taxes is the based on the small amount of earnings in the Company’s Indian subsidiary.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions.  As of December 31, 2018, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.  Revenue for the Company is generally comprised software-as-a-service subscription revenue and is booked during the period of the subscription.

Cost of Sales

The Company expenses approximately 40 percent of its team’s total employee expenses and other server-related costs in conjunction with the provision of services to its customers.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs and Amortization

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (“ASC 986-20”).  ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established.  With the Company’s current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model.

The Company capitalizes approximately 60 percent of the salaries of the research and development associated with the software development program of the Company.  Additionally, the Company capitalizes the data subscription services that are offered as part of the Company’s revenue producing activities.  The Company routinely evaluates both the technological feasibility and the estimate of payroll expense and data subscription expenses utilized in this calculation.

Prior to a product’s release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.  Upon reaching technological feasibility, the company amortizes the capitalized costs over a period of 3-5 years.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America in the name of the Manager, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – SOFTWARE DEVELOPMENT COSTS

As discussed above, the Company has capitalized its software development costs (“SDCs”) during this start-up period.  The Company then amortizes the SDCs over their estimated useful life of five years.

	Balance of Capitalized SDCs	Balance of Accumulated Amortization	Balance of net SDCs
2019	896,894	(262,114)	634,779
2018	787,924	(134,938)	652,986

The Company amortizes technologically feasible internally-developed software over a 5 year period.  The Company has recorded amortization expense in the calendar years ending December 31, 2019 and 2018 of $127,176 and $107,992, respectively.

The Company monitors the carrying value of the SDCs for impairment.  As of December 31, 2019, the Company has not yet recorded any impairment of the SDCs.

NOTE 4 – LONG-TERM DEBT

The Company has procured borrowings to fund working capital needs from the founders/management team as well as from commercial sources.

As of December 31, 2019 and 2018, the Company had an ending balance of $37,224 and $32,644, respectively owed to the founders/management team.  The loan accrues interest expense at a rate of 18 percent per annum, but the interest has not yet been paid.

In 2019 and 2018, the Company had borrowed $59,180 and $28,488 from commercial sources including a line of credit.  The interest rates on these loans are 8.5 percent and 15 percent.

NOTE 5 – INCOME TAX PROVISION

The Company has filed all required tax returns and does not have a net taxable position requiring a provision other than the small amount of tax the Company has accrued for on behalf of Subsidiary at the statutory rate of India.  The Company believes that this reflects the actual tax provision of the Company in all material respects.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 7 – SHAREHOLDERS’ EQUITY

Common Stock

The Company has two classes of common stock.  Each Class A share is entitled to one vote per share and each Class B share is entitled to 10 votes per share.  Only the Company’s founder, Anoop Bhatia, is entitled to Class B shares.

The Company has authorized 60,000,000 shares of Class A stock.  Of the Class A shares, the Company has issued 23,340,730 and 20,407,730 shares as of December 31, 2019 and 2018, respectively.  Additionally, the Company has authorized 40,000,000 shares of Class B stock and has issued 37,827,270 and 37,827,270 shares as of December 31, 2019 and 2018, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

As described above in Note 4, the Company has procured borrowings from the founder/management team.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company has began operations but has incurred a loss for all periods from Inception through December 31, 2019.  The Company’s ability to continue is dependent upon management’s plan to raise additional funds (see Note 10), capital contributions from the founder, other fundraising and the ability to achieve profitable operations.  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Securities Offering
During 2020, the Company is planning to raise capital through the issuance of securities exempt from registration under Regulation A.  The Company hopes to raise up to $5,000,000 by issuing up to 1,000,000 shares of Class A common stock, but this cannot be assured.

Management’s Evaluation
Management has evaluated subsequent events through April 28, 2020, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Item 8. EXHIBITS TO OFFERING STATEMENT

Exhibit No.	Description

1A-2A	Certificate of Incorporation (*)
1A-2B	By-laws (*)
1A-12	Legal Opinion & Consent (*)
1A-4 1A-11 1A-EX 1A-6	Sample Subscription Agreement (*) Consent of the Public Accountant (1) Consultancy Agreement (*) Underwriter Agreement (*)

(1) (*)	Filed herewith. Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering statement to be signed on its behalf by the undersigned, thereunto duly authorized in Albany, New York, NY on April 30, 2020.

NOWIGENCE, INC.

By:	/s/ Anoop Bhatia
Name:	Anoop Bhatia
Title:	Chairman, Chief Executive Officer, CFO and principal accounting officer
Date:	April 30, 2020

This Offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Anoop Bhatia Anoop Bhatia	Chairman of the Board, CEO (Principal Executive Officer), CFO and principal accounting officer	April 30, 2020

/s/ David Evans Andrew Nicoll	Board Member	April 30, 2020

/s/ Ms. Tracy Metzger Dr. Carson Tao	Board Member	April 30, 2020

/s/ Ms. Chistine Goodson Tracy Metzger	Director	April 30, 2020